UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For February 24, 2010

Commission File Number: 000-52311

PLAY LA INC.

20 Mount Clapham, St. Michael, Barbados, BB 14005

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]                                     Form 40-F  £

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by No [X] ¨Regulation S-T Rule 101(b)(1): Yes

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T No [X] ¨Rule 101(b)(7): Yes

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      No [X] ¨Yes

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-___.  N/A

As used in this current report and unless otherwise indicated, the terms "we", "us" and "our" refer to Play LA Inc. Unless otherwise specified, all dollar amounts are expressed in United States dollars and all references to "common shares" refer to the common shares in our capital stock.

Acquisition of Assets

Play LA Inc. (the “Company”) has entered into an agreement for the acquisition of www.arsenal-mania.com with Chongster Ltd. (“Chongster”) of Surrey, United Kingdom (the“Agreement”).  The asset purchase includes the website, all content, the domain and subscriber list of approximately 40,000 members.

The Agreement provides for a cash payment of 60,000 GBP to be paid by three equal installments of  20,000 GBP at 30 days, 60 days and 90 days from the Closing Date to

Chongster.  The Agreement also provides for a stock payment valued at 45,000 GBP in our common shares as well as a payment equal to  50,000 GBP or 25% of the websites net operating profits for the 1st year period following the sale and transfer of the website to the Company, whichever is greater.  The payment shall be payable to Chongster within 45 days following the first anniversary date of the agreement. The Agreement further provides for a payment equal  to  25,000 GBP or 15% of the websites net operating profits for the 2nd year period following the sale and transfer of the website to the Company, whichever is greater.  The payment shall be payable to Chongster within 45 days following the second anniversary date.  The anniversary payments are to be considered as part of the overall purchase price of the Agreement.

Chongster agrees to cancel any existing advertising agency services agreements it currently may have by the Closing Date.  The Agreement provides Chongster with the first right of refusal to buy back the website if the Company decides to sell it.  Furthermore, Chongster agrees to a non-compete clause for a period commencing with the Sale date and an Ending date 1 year after receipt of the final purchase price payment.

Pursuant to the acquisition of www.arsenal-mania.com,  the Company issued 139,412 of restricted common shares to Chongster Ltd.  With respect to the unregistered sales made, the Company relied on Regulation S of the Securities Act of 1933, as amended.

With the acquisition of www.arsenal-mania.com, Play LA plans to expand it’s paid advertising revenues with it’s existing clients, attract new advertising clients, leverage the new  websites traffic with the company’s existing 18 websites to gain greater search rankings on Google, as well as utilizing the new websites writers to supply unique content to the company’s other sports websites.

 Exhibits.

      The following exhibits are being furnished as part of this Report.

Exhibit
Number	Description

10.4	Purchase Agreement with Chongster Ltd.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLAY LA INC.

Date: February 24 , 2010	By:	/s/ David Hallonquist
David Hallonquist

        Chief Executive Officer